

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Jennifer G. Tejada
Chief Executive Officer
PagerDuty, Inc.
600 Townsend St., Suite 200
San Francisco, CA 94103

> **Re: PagerDuty, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 20, 2018**
> **CIK No. 0001568100**

Dear Ms. Tejada:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 20, 2018

Prospectus Summary, page 1

1.   Please disclose that your directors, executive officers and principal stockholders will continue to have a significant influence over the company after the offering and the percentage of your voting power to be held by affiliates following the offering.

Risk Factors
"We operate in an emerging and evolving market...,", page 14

2.   In some parts of the prospectus, you state that you participate in the market for real-time operations solutions while in others you indicate that your market is digital operations management. See page 88. Please clarify the relationship between real-time operations

solutions and digital operations management or advise whether the terms are interchangeable.

"We derive substantially all of our revenue from a single product.", page 16

3.   You disclose that substantially all of your revenue results from sales of subscriptions your On-Call Management product. Please quantify the percentage for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 55

4.   Your subscription revenue is determined based in part on the number of users per customer. We note also that one of your growth strategies is to expand usage of your solutions within your existing customer base. Please advise whether you track changes in the number of paid users and, if so, what consideration you have given to disclosing that data as a key business metric.

Business
Our Customers, page 80

5.   You state that your customer base includes one-third of the Fortune 500 companies. To provide context, please consider disclosing the total number of paid users and percentage of revenue that you have generated from this customer base.

General

6.   Please supplementally provide us with copies of any graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Ryan Rohn, Staff Accountant at (202) 551-3739 or Stephen Krikorian, Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services